SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 22, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 15, 2007

Date, time and place: May 15, 2007, at 2:00 pm, at the Company’s headquarters, located at Av. Jurandir, 856, 3º andar, in the city and state of São Paulo. Quorum: All members of the Board of Directors attended the meeting. Presiding Board: Chairwoman, Maria Cláudia Oliveira Amaro Demenato, and as Secretary, Fabiana Borges Vilhena. Resolutions: The Board members resolved by unanimous vote to approve the content of vote to be rendered by the Company in the capacity as shareholder, at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, to be held on May 16, 2007, at 10:00 am, at the Company’s headquarters, as follows: (a) to authorize TAM Linhas Aéreas S/A (“TAM”) to participate in the capacity as shareholder in the offshore company constituted in Cayman Islands under the name of TAM Financial Services 1 Limited (“TAM Financial”), ratifying all acts practiced, and (b) to approve the signature, by the Company, of the Guarantee to be rendered by TAM, as to the liabilities assumed by TAM Financial, in accordance with the “Facility Agreement”, as well as related documents, executed by TAM Financial, Calyon and the financial institutions mentioned as Original Creditors therein. Subsequently, also by unanimous vote, the signature of the Guarantee to be rendered by the Company as to the liabilities assumed by TAM Financial was approved, in accordance with the Facility Agreement, as well as related documents, executed by TAM Financial, Calyon and the financial institutions mentioned as Original Creditors therein, and it is incumbent upon the Board of Executive Officers to adopt all the measures required to bring the resolution herein into effect. Closure: Nothing else to be discussed, the meeting was adjourned to draw up these present minutes in the summary format, which after being read were signed by all attending members. São Paulo, May 15, 2007. (Signatures) Maria Cláudia Oliveira Amaro Demenato – Chairwoman, Fabiana Borges Vilhena – Secretary. Board members: Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Pedro Pullen Parente, Waldemar Verdi Júnior and Roger Ian Wright.

This is a free English translation of the original instrument drawn up in the Company’s records.

_________________________________
Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.